Prospectus Supplement Filed Under Rule 424(b)(3)
                                                              File No. 333-83925


                            NEOSE TECHNOLOGIES, INC.

                  Prospectus Supplement Dated July 14, 2000 to
                       Prospectus Dated September 14, 1999


     This Prospectus Supplement provides supplemental information to the Prospectus dated September 14, 1999, as previously amended, supplemented and restated (the "Prospectus") covering the resale from time to time of up to 1,500,000 shares of common stock, $0.01 par value per share (the "Common Stock"), of Neose Technologies, Inc. (the "Company") by the selling stockholders named in the Prospectus. The information set forth in this Prospectus Supplement is hereby added to and deemed to be included in the Prospectus and replaces, in its entirety, the information set forth in the Prospectus under the headings "Risk Factors," "Forward-Looking Statements" and "Where You Can Find More Information."

     This Prospectus Supplement does not contain complete information about the offering of the Common Stock. Additional information is contained in the Prospectus, and prospective purchasers of Common Stock are urged to read both this Prospectus Supplement and the Prospectus in full.


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                                  RISK FACTORS

     An investment in our common stock is very risky. You should consider carefully the following risk factors, in addition to the other information in the Prospectus, before investing in our common stock.

                          Risks Related to Our Business

We Have Not Yet Commercialized Any Products or Technologies, and We May Never Become Profitable.

     We currently have no material revenues. Although we began operations in 1990, we have not generated any revenues from operations, except for interest income and revenues from collaborative agreements. We have not yet commercialized any products or technologies and we cannot be sure that we will ever be able to do so. Even if we commercialize one or more of our products or technologies, we may not become profitable. Our ability to achieve profitability is dependent on a number of factors, including our ability to complete our development efforts, obtain regulatory approval for our product candidates, and commercialize successfully those product candidates or our technologies.

We Have a History of Operating Losses, and We May Incur Continued Losses for Some Time.

     We have incurred operating losses each year and, given our planned level of operating expenses, we may continue to incur operating losses for some time. As of December 31, 1999, we had an accumulated deficit of approximately $60 million. We expect additional losses for some time as we expand research and development efforts, expand manufacturing scale-up activities, and begin sales and marketing activities. We may continue to incur substantial operating losses even if our revenues increase. As a result, we cannot predict the extent of future losses or the time required for us to achieve profitability, if at all.

Our Technologies May Prove to Be Ineffective, or it May Be Years, If Ever, Before We Can Develop and Commercialize Our Products.

     Our technology involves new and unproven approaches. We are developing processes based on our enzymatic carbohydrate synthesis technology platform to manufacture complex carbohydrates. We are using these manufacturing processes to discover, develop, and commercialize complex carbohydrates for pharmaceutical, biotechnology, nutritional, and consumer product applications. Most complex carbohydrates sold today are derived from natural sources. There has been only very

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limited development and commercialization of synthesized complex carbohydrates, in part because of manufacturing limitations. We may face obstacles and difficulties unknown to us today. In addition, we may incur costs that we did not expect, and the costs associated with manufacturing commercial quantities of synthesized complex carbohydrates may make commercialization unprofitable. We may fail to overcome the difficulties posed in manufacturing synthesized complex carbohydrates, or complete successfully all the other activities required to commercialize any synthesized complex carbohydrate.

     To date, we have not entered into any major collaboration agreements involving our glycoprotein remodeling technology. We also may find that our glycoprotein remodeling technology fails to improve drug properties or is not scalable into commercial production processes. Either of these would prevent our technology from being adopted by the biopharmaceutical industry.

Our Success Depends upon Our Collaborative Relationships.

     We have collaborative agreements with Bristol-Myers, McNeil, and Wyeth. We have committed significant resources and costs in the expectation that these collaborations will become profitable in the future. Each of these collaborative agreements presents risks to us as described below.

     Bristol-Myers. Our agreement with Bristol-Myers requires us to develop proprietary processes for the manufacture of complex carbohydrates for two cancer vaccines being developed by Bristol-Myers. We may be unable to complete this development successfully. Even if we successfully complete development of these processes and fulfill all of our obligations under the agreement, Bristol-Myers may not obtain regulatory approval to market either of these vaccines. Further, even if Bristol-Myers obtains regulatory approval to market either of these vaccines, we cannot be sure that Bristol-Myers will enter into a manufacturing contract with us, that the terms of a future contract with Bristol-Myers will be favorable to us, or that either vaccine will be commercially successful.

     McNeil. The success of our joint venture with McNeil is dependent upon the joint venture's ability to manufacture, sell, and market successfully complex carbohydrates. If the joint venture is unsuccessful in these efforts, it will not be profitable and our business, financial condition, and results of operations will be materially and adversely affected.

     Wyeth. Our agreement with Wyeth requires us to develop a large-scale manufacturing process for a potential ingredient of infant formula. We may be unable to complete this development successfully. Even if we successfully develop a process and fulfill all of our obligations under the agreement, Wyeth may fail to obtain regulatory

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approval to market the ingredient. Moreover, even if Wyeth obtains regulatory approval for the ingredient, Wyeth may determine not to add the ingredient to its products.

     Our business strategy also contemplates entering into additional collaborative agreements with pharmaceutical and other companies. We have limited experience in marketing our technology platform to collaborators. We cannot be sure that our collaborators will share our perspective on the relative importance of our program, that they will commit sufficient resources to our program to move it forward effectively, or that the program will advance as rapidly as it might if we had retained complete control of all research, development, regulatory, and commercialization decisions. Our collaborative agreements are generally terminable by our partners on short notice. Suspension or termination of collaborative agreements could have a material and adverse impact on our business, financial conditions, and results of operations.

We May Be Required to Make Additional Capital Contributions to Our Joint Venture with McNeil.

     Under the terms of our joint venture with McNeil, we may be required to make additional capital contributions to fund capital expenditures. If the joint venture builds additional production facilities, and we wish to maintain our 50% ownership in the joint venture, we are required to contribute half of the expenditures, up to a maximum contribution of $8.85 million. However, we may elect to contribute as little as $1.85 million of the cost of the expenditures, so long as our aggregate capital contributions are at least 15% of the joint venture's aggregate capital contributions. In that case, McNeil will fund the remainder of our half of the joint venture's capital expenditures, and our ownership percentage will be appropriately reduced. We have an option, expiring in September 2006, to return to 50% ownership in the joint venture by reimbursing McNeil. We cannot be sure, however, that we will have adequate resources, either at the time of a required contribution or prior to the expiration of the option, to make contributions to the joint venture. If we are unable to make these contributions, our ownership interest will be proportionately reduced.

We Have Limited Commercial Manufacturing Capability and Experience, and We May Be Unable to Meet Demand for Our Products.

     Our success depends on our ability to manufacture complex carbohydrates on a commercial scale and in accordance with current Good Manufacturing Practices, or cGMP, prescribed by the United States Food and Drug Administration, or FDA. Our existing facility is not certified cGMP by the FDA and is not adequate for large-scale, commercial manufacturing of all our products. Therefore, we will need to develop commercial-scale manufacturing facilities meeting cGMP, or depend on our collaborators, licensees, or contract manufacturers for the commercial manufacture of our potential products.

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     The expansion of our manufacturing capacity will require additional funds and personnel, and compliance with applicable regulations. We may be unable to design, build, or operate additional facilities, and we may be unable to find collaborators, licensees, or contract manufacturers to manufacture products in commercial quantities for sale at competitive prices. In addition to the normal scale-up risks associated with any manufacturing process, we may face unanticipated problems unique to carbohydrate manufacture.

     Any facility we may operate, or any contract manufacturers that we may use, must adhere to the FDA's regulations on cGMP, which are enforced by the FDA through its facilities inspection program. These facilities must pass a plant inspection before the FDA will grant marketing approval for the product. The manufacture of product at these facilities will be subject to strict quality control, testing, and record keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. Ultimately, we, or our contract manufacturers, may be unable to secure or maintain cGMP approvals.

     If we encounter delays or difficulties in connection with our manufacture of products or with contract manufacturers, packagers, or distributors, market introduction and subsequent sales of our products could be delayed. In addition, we may need to seek alternative sources of supply. If so, we may incur additional costs or delays in product commercialization. If we change the source or location of supply or modify the manufacturing process, regulatory authorities will require us to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that we had conducted.

The Failure to Obtain or Maintain Adequate Patents, and Other Intellectual Property Protection, Could Impact Our Ability to Compete Effectively.

     Our success will depend in part on our ability to obtain commercially valuable patent claims and to protect our intellectual property. Our patent position is generally uncertain and involves complex legal and factual questions. Legal standards relating to the validity and scope of claims in our technology field are still evolving. Therefore, the degree of future protection for our proprietary rights is uncertain. The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

     o the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

     o the claims of any patents that are issued may not provide meaningful protection;

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     o    we may not be able to develop additional proprietary technologies that are patentable;

     o the patents licensed or issued to us or our customers may not provide a competitive advantage;

     o other companies may challenge patents licensed or issued to us or our customers;

     o other companies may independently develop similar or alternative technologies, or duplicate our technologies; and

     o other companies may design around technologies we have licensed or developed.

     We own patents and patent applications, and have licensed patents and patent applications from a number of institutions. If we commercialize any products manufactured by use of technology licensed from another party, we will be required to make payments as specified in the applicable license agreement. Our business, financial condition, and results of operations may be materially and adversely affected if any of these agreements is terminated.

     We may incur substantial costs in asserting any patent rights and in defending suits against us relating to intellectual property rights. Such disputes could substantially delay our product development or commercialization activities. The United States Patent and Trademark Office or a private party could institute an interference proceeding relating to our patents or our patent applications. An adverse decision in any such proceeding could result in the loss of our intellectual property rights.

     To facilitate development of our proprietary technology base, we may need to obtain licenses to patents or other proprietary rights from other parties. If we are unable to obtain such licenses, or obtain such licenses on what we consider to be acceptable terms, our research and development efforts may be delayed.

     Some of our proprietary rights have been licensed to us under agreements that have performance requirements or other contingencies. The failure to comply with these provisions could lead to termination or modifications of our rights to these licenses.

     In addition to patents and patent applications, we depend upon trade secrets and proprietary know-how to protect our proprietary technology. We require all employees, consultants, advisors, and collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information to any other parties. We require that our employees and consultants disclose and assign to us their ideas, developments, discoveries, and inventions. These agreements may not, however, provide adequate protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosure.

                                      -6-

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International Patent Protection Is Uncertain.

     Patent law outside the United States is uncertain and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may participate in opposition proceedings to determine the validity of our or our competitors' foreign patents, which could result in substantial costs and diversion of our efforts. Finally, some of our patent protection in the United States is not available to us in foreign countries due to the laws of those countries.

We Are Exposed to Intense Competition from Many Sources. We Operate in an Environment of Rapid Technological Change, and We May Fall Behind Our Competitors.

     Some companies are producing by enzymatic and other means a limited variety of complex carbohydrates. Although we do not believe any of these companies currently has the ability to manufacture a wide variety of human carbohydrate products in quantities sufficient for commercialization, any of these companies may develop technologies superior to our technologies. In addition, some companies are investigating novel methods of chemical synthesis, sometimes with enzymatic steps, to produce commercial quantities of complex carbohydrates. These and other efforts by potential competitors may be successful or other methods of carbohydrate synthesis which compete with our technologies may be developed.

     Our potential competitors include nutritional products, pharmaceutical, chemical, biotechnology, food, and consumer product companies. Many of these companies have more:

     o    financial, scientific, and technical resources;

     o    manufacturing and marketing capabilities;

     o experience conducting preclinical studies and clinical trials of new products; and

     o    experience in obtaining regulatory approvals for products.

     Competitors may succeed in developing products and technology that are more effective and less costly than we may develop, or that would render our technology or products, or both, obsolete or noncompetitive. Competitors also may prove to be more successful in the manufacturing and marketing of products. If we are unable to compete against our competitors, our commercial opportunities will be reduced or diminished.

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If We Fail to Retain Members of Our Senior Management, We May Be Unable to
Achieve Success in Our Research and Product Development Programs.

     We depend upon the efforts of our senior management, in particular Dr. Stephen Roth, our Chief Executive Officer. Dr. Roth has entered into a non-competition agreement, under which he has agreed not to compete with us during his employment, and following his employment so long as we pay him compensation to be mutually agreed upon at the time of his termination. If we cannot reach an agreement with Dr. Roth at that time, and he competes with us, we may be unable to achieve our development objectives.

We May Be Unable to Retain Key Employees or Recruit Additional Qualified Personnel.

     Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical, and managerial personnel. There is intense competition for qualified personnel in our business. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical, and managerial personnel in a timely manner would harm our research and development programs and our business.

We Are Exposed to Product Liability and Related Risks.

     The administration of drugs to humans, whether in clinical trials or commercially, can result in product liability claims even if our drugs or a collaborator's drugs are not actually at fault for causing an injury. Furthermore, our products may cause, or may appear to cause, adverse side effects or potentially dangerous drug interactions that we may not learn about or understand fully until the drug is actually manufactured and sold. Product liability claims can be expensive to defend, and may result in large judgments against us or settlements. Even if a product liability claim is not successful, the adverse publicity, time, and expense involved in defending such a claim may interfere with our business. We have no product liability insurance coverage for our clinical trials, and we may not be able to obtain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

Any Future Acquisitions Will Create Risks and Uncertainties.

     As part of our business strategy, we may acquire other assets, technologies, and businesses. We cannot be sure, however, that acquisition candidates will be available on terms acceptable to us. Future acquisitions that we may complete involve risks such as the following:

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     o    we may be exposed to unknown liabilities of acquired companies;

     o our acquisition and integration costs may be higher than we anticipated;

     o integrating or completing the development and application of acquired technologies may disrupt our business and divert management's time and attention;

     o    we may be unable to retain key employees of the acquired businesses;
          and

     o our stockholders' ownership may be diluted if we pay for the acquisition with equity securities.


                      Risks Related to Government Approvals

We Are Subject to Extensive Government Regulation, and We or Our Collaborators May Not Obtain Necessary Regulatory Approvals.

     The research, development, manufacture, marketing, and sale of product candidates manufactured using our technology are subject to varying degrees of regulation by a number of government authorities in the United States and other countries.

     Regulation of Pharmaceutical Products

     Pharmaceutical product candidates manufactured using our technology must undergo an extensive regulatory approval process before commercialization. This process is regulated by the FDA and by comparable agencies in other countries. Our products, and products employing our technology, are regulated in the United States in accordance with the federal Food, Drug and Cosmetic Act, the Public Health Service Act, and other laws. If the product is regulated as a biologic, such as the cancer vaccines being developed by Bristol-Myers, the FDA Center for Biologics Evaluation and Research, or CBER, will require the submission and approval of a Biologic License Application, or BLA, before commercial marketing. The BLA process generally requires:

     o expensive and time-consuming preclinical studies and clinical trials to establish the safety, potency, purity, and effectiveness of each compound to be submitted with the FDA;

     o compliance with FDA good laboratory, clinical, and manufacturing practices during testing and manufacturing; and

     o continued FDA oversight of product and promotion after marketing approval is obtained.

It may be many years, if ever, until regulatory approval is obtained.

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     Each manufacturer of drugs or biologics must be registered with the FDA and pass an inspection by the FDA prior to approval to manufacture products for commercial distribution. Failure to pass the inspection results in not receiving approval to market products.

     Our glycoprotein remodeling technology will require submission of Drug Master Files with CBER for the production of recombinant therapeutic glycoproteins. If we or our collaborators fail to comply with all applicable regulatory requirements, the following delays or regulatory action could result:

     o    warning letters;

     o    fines;

     o    product recalls or seizures;

     o    operating restrictions;

     o refusal of the FDA to complete review of pending market approval applications or supplements to approval applications;

     o    withdrawal of previously approved product approvals;

     o    civil penalties; and

     o    criminal prosecution.

     We have not submitted, and we may never submit, any pharmaceutical product candidates for marketing approval to the FDA, or any other regulatory authority. In addition, Bristol-Myers has not submitted, and may never submit, its vaccines for marketing approval to the FDA, or any other regulatory authority.

     If any product manufactured using our technology is submitted for regulatory approval, it may not receive either the approvals necessary for commercialization, the desired labeling claims, or coverage or adequate levels of reimbursement under federal, state, or private healthcare insurance providers. Any delay in receiving, or failure to receive, these approvals would adversely affect our ability to generate product revenues or royalties. Even if all requisite approvals were granted, these approvals may entail commercially unacceptable limitations on the labeling claims. In addition, once an approval is granted, both a marketed drug or compound and the manufacturer are subject to continual review and inspection. Later discovery of previously unknown problems with a product or manufacturer may result in restrictions or regulatory action against the product or manufacturer, including withdrawal of the product from the market. Additional governmental regulations may delay or alter regulatory approval of any product candidate manufactured using our technology. We cannot predict the impact of adverse governmental action that might arise from future legislative and administrative action.

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     Regulation of Foods and Food Ingredients

     We expect that many of the products of our joint venture with McNeil will be food ingredients, including FOS and other bulking agents and nutraceutical food additives. Foods and food ingredients are subject to the provisions of the federal Food, Drug and Cosmetic Act. Food ingredients are broadly defined as any substances that may become a component, or otherwise affect the characteristics, of food. Food ingredients or ingredients used in animal feed are regulated either as substances generally recognized as safe, or GRAS, or as food additives.

     Food ingredients that are GRAS are excluded from the definition of food additives. The FDA has affirmed by regulation a number of substances as GRAS, although it is not required that a substance be affirmed as GRAS by regulation of the FDA in order to be GRAS. A manufacturer may self-affirm a substance as GRAS by making an independent determination that qualified experts would generally agree that the substance is GRAS for a particular use. If the FDA disagrees with a determination, the manufacturer must complete the food additive petition process for the substance to be approved by the FDA. Affirmation of GRAS status either by the manufacturer or regulation of the FDA would allow the manufacturer to market and sell the additive or the food containing the additive. Furthermore, a manufacturer's decision to rely on an independent determination may limit the marketability of that manufacturer's products to food manufacturers, many of whom require confirmation of GRAS status from the FDA before they will purchase substances for use in foods from third parties.

     Food ingredients that are not GRAS are regulated as food additives. All new food additives require FDA approval prior to commercialization. Information supporting the safety of a food additive is submitted to the FDA in the form of a food additive petition. The food additive petition process is generally expensive and lengthy. Commercialization of the food additive, if permitted by the FDA, often occurs several years after the petition is submitted to the FDA. The petition must establish with reasonable certainty that the food additive is safe for its intended use at the level specified in the petition. The petition is required to contain reports of safety investigations of the food additive and details regarding its physical, chemical, and biological properties. Product safety studies submitted to the FDA are typically conducted in accordance with FDA good laboratory practices requirements. If a food additive petition is submitted, the FDA may choose to reject the petition or deny any desired labeling claims. Furthermore, the FDA may require the establishment of regulations that necessitate costly and time-consuming compliance procedures.

     Regulation of Infant Formula Additives

     We are collaborating with Wyeth to develop an additive to infant formula. The manufacture, composition, and labeling of infant formulas are subject to the provisions of the United States Infant Formula Act. Prior to commercializing any potential infant

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formula additive, an infant formula manufacturer must demonstrate that its potential additive:

     o is GRAS by previous regulation of the FDA, or is self-affirmed as GRAS by the infant formula manufacturer; or

     o    is the subject of an approved food additive petition.

     Under the United States Infant Formula Act, infant formula manufacturers are required to notify the FDA of any intent to revise, add, or substitute any protein, fat, or carbohydrate in infant formula ninety days prior to the intended date of commercial distribution. During that ninety-day period, the FDA may request additional information, or deny marketing rights for the new formula. Wyeth is responsible for all regulatory activities relating to the infant formula additive. They have not yet made, and may never make, any filings with the FDA to propose inclusion of an infant formula additive manufactured using our technology. Furthermore, Wyeth may not self-affirm GRAS status of the potential infant formula additive, impairing their efforts to commercialize the infant formula additive.

     Wyeth may market infant formula containing the additive in foreign countries. Infant formula regulatory requirements vary widely from country to country, and may be more or less stringent than the FDA requirements. The time required to obtain clearances, if required, in foreign countries may be longer or shorter than that required in the United States.

We Use Hazardous Materials in Our Operations That May Subject Us to an Environmental Claim or Liability.

     Our research and development processes involve the controlled use of hazardous materials, chemicals, and radioactive compounds. The risk of accidental injury or contamination from these materials cannot be entirely eliminated. We do not maintain a separate insurance policy for these types of risks. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, and any liability could exceed our resources. We are subject to federal, state, and local laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

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                           FORWARD-LOOKING STATEMENTS

         Some of the statements in this prospectus contain forward-looking statements within Section 21E of the Securities Exchange Act of 1934, as amended. When used in this prospectus, the words "anticipate," "believe," "estimate," "may," "expect," and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements include, among others, the statements about our:

     o    expectations for increases in operating expenses;

     o expectations for increases in research and development and general and administrative expenses in order to develop new products and manufacture commercial quantities of products;

     o expectations for the development, manufacturing, and approval of new products;

     o expectations for incurring additional capital expenditures to expand our manufacturing capabilities;

     o expectations for generating revenue or becoming profitable on a sustained basis;

     o ability to enter into additional marketing agreements and the ability of our existing marketing partners to commercialize products incorporating our technologies;

     o estimate of the sufficiency of our existing cash and cash equivalents and investments to finance our operating and capital requirements;

     o    expected losses; and

     o    expectations for future capital requirements.

     Our actual results could differ materially from those results expressed in, or implied by, these forward-looking statements. Potential risks and uncertainties that could affect our actual results include the following:

     o    our ability to commercialize any of our products or technologies;

     o our ability to maintain our existing collaborative arrangements and enter into new collaborative arrangements;

     o    our ability to develop commercial-scale manufacturing facilities;

     o our ability to protect our proprietary products, know-how, and manufacturing processes;

     o unanticipated cash requirements to support current operations or research and development;

     o the timing and extent of funding requirements for the joint venture's activities;

     o    our ability to attract and retain key personnel; and

     o    general economic conditions.

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     These and other risks and uncertainties that could affect our actual results are discussed in greater detail in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements.

     We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.


                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Some information in the registration statement has been omitted from this prospectus in accordance with the SEC rules. We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You can read and copy the registration statement as well as reports, proxy statements, and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information about the public reference room. We are also required to file with the SEC electronic versions of these documents, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq National Market. Reports, proxy and information statements, and other information concerning our company may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" the information we have previously filed with them, which means we can disclose important information by referring you to those documents. All information that we have incorporated by reference is available to you in accordance with the above paragraph. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholders have sold all the shares.

     The following documents filed with the SEC (File No. 0-27718) are incorporated by reference in this prospectus:

     o    Our Annual Report on Form 10-K for the year ended December 31, 1999;

     o    Our Quarterly Report on Form 10-Q for the quarter ended March 31,
          2000;

     o    Our report on Form 8-K filed with the SEC on February 2, 2000;

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     o    Our definitive Proxy Statement dated April 28, 2000, filed in connection with our 2000 Annual Meeting of Stockholders; and

     o The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on October 1, 1997, including any amendment or reports filed for the purpose of updating such description.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to A. Brian Davis, Director, Finance, Neose Technologies, Inc., 102 Witmer Road, Horsham, Pennsylvania 19044, (215) 441-5890.

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